EXHIBIT 99.1

Himax Technologies, Inc. Reports Second Quarter 2022 Financial Results; Provides Third Quarter 2022 Guidance

Q2 2022 Revenues, Gross Margin and EPS are in line with Updated Guidance on June 20, 2022
Company Q3 2022 Guidance: Revenues to Decrease 35% to 39% QoQ, Non-IFRS Gross Margin is Expected to be 35.5% to 37.5%, Non-IFRS Profit per Diluted ADS to be around 11.6 Cents to 15.6 Cents

  Q2 2022 revenues was $312.6M, a decrease of 24.3% QoQ. Q2 GM reached 43.6%
  Q2 2022 non-IFRS after-tax profit was $76.8M, or 43.9 cents per diluted ADS, compared to $121.9M, or 69.7 cents last quarter
  Company’s Q3 2022 revenues to decrease 35% to 39% QoQ. Non-IFRS GM around 35.5% to 37.5%. Non-IFRS profit attributable to shareholders in the range of 11.6 to 15.6 cents per fully diluted ADS
  Himax believes its inventory will peak in Q3
  Company’s automotive IC business now is the largest revenue contributor, set to represent over 35% of total sales in Q3. Himax expects its automotive TDDI to reach a milestone of over 10 million units cumulatively shipped by the end of Q3
  On the revenue front, the Company believes the growth will be restored in Q4 and the sequential decline in Q4 gross margin will likely be modest

TAINAN, Taiwan, Aug. 11, 2022 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq: HIMX) (“Himax” or “Company”), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, announced its financial results for the second quarter 2022 ended June 30, 2022.

“The sudden halt in demand, together with the length of our production lead time, has led to elevated inventory level for Q3. While in the midst of this inventory offloading cycle, we are naturally cutting back on new orders with our suppliers. However, the contracts that we entered with foundries and backend suppliers when the industry experienced unprecedented demand in 2021 may incur charges if the minimum purchase orders are not fulfilled. While the negotiations with suppliers are still ongoing as we seek ways to increase flexibility in executing the agreements, such supplier charges have already been factored in for our Q3 guidance and is the predominant factor for the Q3 gross margin contraction,” said Mr. Jordan Wu, President and Chief Executive Officer of Himax.

“We believe our inventory will peak in Q3 as we curtail our new wafer starts and our customers continue to restock after inventory digestion. On the revenue front, we believe the growth will be restored in Q4, boosted by healthy demand for automotive and tablet segments where there is better visibility. The sequential decline in Q4 gross margin will likely be modest as there is still solid price support from a few product areas, notably automotive, Tcon, AMOLED and AI image sensing, which all together now account for more than 40% of total sales. Our automotive sales, especially, have a high likelihood of a strong fourth quarter rebound from the trough of Q3. From a longer-term perspective, we are very optimistic about our automotive business and continue to look to expand our leading market position,” concluded Mr. Jordan Wu.

Second Quarter 2022 Financial Results

Himax net revenues were $312.6 million decreased 24.3% sequentially but were within its updated guidance of a decline of 22% to 27%. Gross margin came in at 43.6%, a decrease from 47.0% last quarter, but within its initial guidance of around 43% to 45%. Non-IFRS profit per diluted ADS was 43.9 cents, at upper range of the updated guidance of 40.0 to 45.0 cents. IFRS profit per diluted ADS was 40.4 cents, at high end of the updated guidance of 36.5 to 41.5 cents.

Revenue from large display drivers was $68.6 million in Q2, a decrease of 38.0% sequentially. TV and notebook IC revenues were down double digit sequentially due to customers’ inventory control on the backdrop of slowing end market sell-through and reduced business visibility. Monitor IC sales declined sequentially in Q2 but increased more than 100% year-over-year for the six months ended June 30, 2022, thanks to substantial shipment growth for high-end areas such as high frame rate gaming monitor. Large panel driver IC sales accounted for 22.0% of total revenues for this quarter, compared to 26.8% last quarter and 23.4% a year ago.

Small and medium-sized display revenue was $201.6 million, a decline of 22.0% sequentially. Automotive business, as was the case in Q1, was once again the largest revenue contributor in Q2, representing over 30% of total sales. The Company expects this upward trend in automotive sales contribution to continue throughout 2022. Meanwhile, for AMOLED business, Himax successfully piloted the production of its total solution covering DDIC and Tcon for the premium tablet of a global leading name as the sole source supplier. Q2 AMOLED business accounted for more than 4% of total sales. Small and medium-sized driver IC segment accounted for 64.5% of total sales for the quarter, compared to 62.6% in the previous quarter and 63.1% a year ago.

Automotive IC sales in Q2 decreased low teens sequentially as the market was adversely impacted by logistical hurdles brought on by China city lockdowns. However, on a year-over-year basis, automotive IC sales for the quarter were up almost 100% thanks to broad design-win coverage and better product mix. Himax automotive IC sales in the first half were up 130% year-over-year despite macroeconomic headwinds and supply chain disruption.

Q2 smartphone and tablet revenues both declined double digit sequentially as channel inventories across panel houses, OEMs and end brands remained stubbornly high against the backdrop of continued sluggish demand. Both smartphone and tablet driver IC sales represented almost equal sales weighting in the second quarter. Himax’s e-paper business grew more than 100% sequentially in the second quarter, stemming from increasing demand by a leading customer along with the catch-up shipments that were delayed last quarter due to logistical disruptions from lockdowns in China.

Second quarter revenue from its non-driver businesses was $42.4 million, slightly down from a quarter ago. Tcon business was flat sequentially, supported by increasing Tcon shipment for automotive, AMOLED for tablet and high-end displays. Tcon business represented over 8% of total sales in Q2. Non-driver products in Q2 accounted for 13.5% of total revenues, as compared to 10.6% in the previous quarter and 13.5% a year ago.

Non-IFRS gross margin for the second quarter was 43.6%, a decrease from 47.0% of last quarter and 47.5% of the same period last year. As the Company previously reported, there were two primary factors that adversely impacted its margin profile. First, price adjustments in support of its non-automotive customers amidst soft demand worldwide. Second, its cost of goods sold for Q2 reflected the higher foundry prices from the previous quarter. IFRS gross margin was also 43.6% for the quarter.

Non-IFRS operating expenses for the second quarter were $45.0 million, up 2.1% from the previous quarter and up 14.4% from a year ago. The sequential increase was caused mainly by increased R&D expenses while year-over-year expenses increased because of higher salary and R&D expenses. IFRS operating expenses were $52.6 million for the second quarter, up 2.1% from the preceding quarter and up 32.9% from a year ago. The higher IFRS figures were mainly due to the tranche of annual bonus compensation which Himax awards employees at the end of September each year. The 2021 annual bonus compensation including RSUs and cash awards totaled $74.7 million, out of which $24.8 million was immediately vested and recognized in the third quarter of 2021. The remainder will be equally vested in three tranches at the first, second and third anniversaries of the grant date. The remaining compensation expenses will be recognized on a straight-line basis over the vesting period of each tranche.

Second quarter non-IFRS operating income was $91.5 million, or 29.3% of sales, versus 36.3% of sales in the last quarter and 36.8% of sales from a year ago. Non-IFRS after-tax profit was $76.8 million, or 43.9 cents per diluted ADS, decreased from $121.9 million, or 69.7 cents per diluted ADS, last quarter.

Balance Sheet and Cash Flow

Himax had $461.6 million of cash, cash equivalents and other financial assets as of June 30, 2022, compared to $270.4 million at the same time last year and $447.1 million a quarter ago. The higher cash balance was mainly from $9.1 million of operating cash inflow during the quarter and payments received from customers to secure their long-term chip supply. Himax had $49.5 million of long-term unsecured loans as of the end of Q2, of which $6.0 million was the current portion. It’s worth noting that Himax’s cash balance at the end of Q3 will be substantially reduced following the annual cash dividend payout of $217.9 million in July. The annual dividend of $1.25 per ADS is equivalent to 50% of last year’s net profit. The payout ratio was lower than Himax’s historical average, reflecting its decision to reserve cash in the light of macroeconomic uncertainty.

The Company’s Q2 inventories were $337.3 million, up from $253.1 million last quarter and up from $134.2 million a year ago. The higher inventory level reflected the abrupt drop in demand triggered by strict customer inventory control due to sluggish end market demand and reduced visibility which led to growing customer inventory, particularly in consumer electronics. The halt in demand adversely affected Himax’s sales and in turn caused elevated inventory levels as its production always begins months in advance. Accounts receivable at the end of June 2022 was $371.0 million, down from $442.2 million last quarter but up from $329.0 million a year ago. DSO was 93 days at the quarter end, as compared to 88 days a year ago and 96 days from last quarter.

Second quarter capital expenditures were $2.5 million, versus $3.6 million last quarter and $1.4 million a year ago. The second quarter capex was mainly for R&D related equipment for IC design business.

Outstanding Share

As of June 30, 2022, Himax had 174.3 million ADS outstanding, unchanged from last quarter. On a fully diluted basis, total number of ADS outstanding for the second quarter was 174.8 million.

Q3 2022 Outlook

Several macro level factors continue to present significant headwinds to Himax’s business while also clouding visibility as the Company enters the second half of the year. Decades-high inflation, rapidly rising interest rates in addition to the ongoing war and potential for more China city lockdowns have caused widespread disruption to demand. Faced with frozen demand, piled-up inventory, and eroding panel prices, end brands are downsizing their panel procurement plans. Consequently, panel makers all initiated downward and extended fab utilization adjustments along with rigorous IC inventory cuts. The sudden halt in demand, together with the length of Company's production lead time, has led to elevated inventory level for Q3. While in the midst of this inventory offloading cycle, the Company is naturally cutting back on new orders with its suppliers. However, the contracts that the Company entered with foundries and backend suppliers when the industry experienced unprecedented demand in 2021 may incur charges if the minimum purchase orders are not fulfilled. While the negotiations with suppliers are still ongoing as Himax seeks ways to increase flexibility in executing the agreements, such supplier charges have already been factored in for its Q3 guidance and is the predominant factor for the Q3 gross margin contraction.

While the Company is uncertain about when the current business environment could turnaround, Himax believes its inventory will peak in Q3 as the Company curtails its new wafer starts and its customers continue to restock after inventory digestion. On the revenue front, Himax believes the growth will be restored in Q4, boosted by healthy demand for automotive and tablet segments where there is better visibility. Yet LDDIC sector is still set to remain sluggish for the remainder of the year. Against the backdrop of challenging market conditions, Himax expects its Q4 gross margin to be still under pressure because the cost of goods sold still reflects high pricing from previous quarters while inventory offloading could lead to selling price erosion. However, the sequential decline in Q4 gross margin will likely be modest as there is still solid price support from a few product areas, notably automotive, Tcon, AMOLED and AI image sensing, which all together now account for more than 40% of total sales. Himax’s automotive sales, especially, have a high likelihood of a strong fourth quarter rebound from the trough of Q3. From a longer-term perspective, Himax is very optimistic about its automotive business and continue to look to expand its leading market position.

Display Driver IC Businesses

LDDIC

Q3 large display driver IC revenue is projected to decline by double digit sequentially, and below what the Company typically sees on a seasonal basis, as customers impose tight inventory control measures to reduce near-term inventory due to continuous deterioration of forecast visibility from their customers. The outlook for large size driver IC business remains soft with moderating TV sell-through and muted Chromebook sales, while monitor customers exercise strict inventory control. Q3 monitor, notebook and TV IC sales are expected to decline double digit, reflecting the overall market softness, reduced business visibility and de-stocking pressure from Company’s customers.

SMDDIC

Q3 SMDDIC revenue is expected to decline double digit sequentially. Himax’s Q3 automotive driver IC sales are anticipated to be down double digit sequentially as customers de-stock inventory accumulated during the second quarter when production was severely disrupted by the widespread city lockdowns in China. However, the extent of the sequential revenue decline for automotive is likely to be less than those suffered by other product areas while business visibility into Q4 and next year are also much better for Company’s automotive business. As indicated earlier, despite the Q3 decline, Himax expects its automotive driver IC sales to see strong business momentum in Q4 with TDDI sales outgrowing those of DDIC. Himax expects its automotive TDDI business to continue to be a key driver of high-margin growth for Himax for many quarters to come. In the meantime, smartphone and tablet driver IC sales are set to decline double digit, a result of the ongoing deterioration of forecast visibility as Himax’s customers prolong their efforts to reduce inventory amidst the backdrop of soft demand and the weaker macro environment.

Automotive now is Himax’s largest revenue contributor, set to represent over 35% of total sales in Q3. Himax is poised to sustain its leading position and dominant global market share as it offers the most comprehensive automotive product portfolio ranging from traditional DDIC to new technologies such as TDDI, local dimming Tcon, LTDI and AMOLED. Additionally, the Company is the pioneer of mass production for TDDI, a technology that is essential for large sized, interactive, stylish, and curved automotive displays. While TDDI is still in early stage of mass deployment for automotive market, it is on track to be a fast growing segment. Himax is glad to report that it expects its automotive TDDI to reach a milestone of over 10 million units cumulatively shipped by the end of Q3. TDDI adoption rate for automotive has been advancing at a rapid pace and Himax’s design-win coverage continues to quickly expand with panel makers, Tier-1s and auto brands. Meanwhile, China’s government recently created incentives to stimulate more NEV sales which may trigger accelerating adoption of high-end automotive displays that incorporate in-cell TDDI. While Himax’s automotive sales growth for 2022 might be less than previously predicted, the growing reliance on automotive electrification and smart cabin dictates that semiconductor content values are increasing rapidly per vehicle. The Company will be a key beneficiary of these trends and expect to see sustainable growth in the automotive market on top of the already strong 2021 base.

Both smartphone and tablet product lines are expected to decline double digit sequentially as earlier stated. With that said, Himax’s shipments for high-end AMOLED tablet where it provides both DDIC and Tcon to certain leading brands, are on the rise with momentum expected to last in the foreseeable future. As for smartphone, despite being awarded a growing number of projects by brand customers, much of its shipments to key customers for their next generation new designs that support higher frame rate, ultra slim bezel and higher resolution features have been postponed in the midst of excess inventory for their older models on the backdrop of frozen end market demand.

E-paper driver business is another product in small and medium-sized driver lineup. E-paper business is expected to decline double digit quarter-over-quarter due to customers downsizing their annual business plans amid soft consumer electronics market. As the world continues to transition toward green energy and carbon footprint reduction, the Company expects long-term demand for e-paper to endure. Therefore, Himax continues to collaborate with world-class customers for certain ASIC projects with increased R&D efforts spent on their next generation products toward larger size, higher resolution, and colored e-paper displays. Himax is glad to report that one of its e-paper ASICs in collaboration with E Ink for their latest e-book solution was awarded “Best Choice Award” of COMPUTEX 2022. The ASIC enables fast handwriting speed for e-paper display, while also greatly improving the average latency of the display with reduced power consumption, characteristics that are critical for next generation e-paper devices.

On AMOLED. Himax continues to gear up for AMOLED driver IC development jointly with major Korean and Chinese panel makers in various applications. In the third quarter, AMOLED sales are expected to increase more than 50% sequentially with more AMOLED for tablet models commencing mass production this quarter. Himax’s AMOLED business, including Tcon and driver, is expected to amount to more than 8% of total sales in Q3 and slated for strong growth in the next few years. As a reminder, Himax provides both AMOLED driver and Tcon and are the sole source supplier for a global leading tablet customer. In addition, the number of awarded projects for its flexible AMOLED driver and Tcon for automotive is also increasing with worldwide conventional car makers and NEV vendors. Finally, the Company is making good progress with leading panel houses for the development of AMOLED display drivers for smartphone, TV and notebook applications. In light of serious constraints on the capacity for smartphone AMOLED display driver in the next few years, Himax has secured and continues to vie for more such capacity for the future.

Non-Driver Product Categories

TCON

The Company anticipates Q3 Tcon sales to decline double digit sequentially, pressured by lower shipment for TV, monitor and notebook markets. Yet, Tcon shipment for AMOLED tablet and automotive sectors is set to enjoy decent growth and Himax expects these two areas to see accelerating design-in momentum in the coming quarters. Himax’s cutting-edge automotive local dimming Tcon has won numerous awards and penetrated into OEMs, Tier-1 and car makers’ premium new car models with some of which already commencing mass production. The Company anticipates more than 50% year-over-year sales growth of automotive Tcon which will represent around 2% of total sales in the third quarter with additional projects slated for bigger volume shipment starting 2023. For AMOLED tablet Tcon, as reported earlier, in the second quarter, the Company successfully commenced the mass production of tablet AMOLED solution, including both Tcon and driver, to support a leading tablet brand as the sole source supplier in their newly launched tablet model. Additionally, Himax is undertaking new design developments supporting even larger panel sizes with more named customers. Himax expects to gain traction with more shipments to key customers in upcoming quarters and are optimistic about the long-term potential of its Tcon business with secured capacity from foundry partners in pursuit of sustainable growth.

Ultralow power AI image sensing

Himax ultralow power AI image sensing total solution incorporates Company’s ultralow power CMOS image sensor, its proprietary AI processor and CNN-based AI algorithm. On the AI image sensing business for notebook, Himax continues to support Dell’s production ramp up in a range of their new models. In addition, a number of other leading laptop vendors and CPU platform players have also shown interest in Himax’s AI total solution in an effort to further broaden use cases for next generation notebooks. In addition to presence, look-away and onlooker detections, Himax is developing a variety of new context-aware AI features for next generation smart notebook market.

Himax’s AI image sensing solution, featuring ultralow power tinyML vision AI in a tiny form factor, is a perfect fit for the resource-constrained and battery-powered end-point applications, a new AI area which is now ardently explored by AI communities. Automatic meter reading (AMR) is one of Company’s successful showcases to the end-point AI industry where its AI total solution has been adopted by several China vendors and shipment is slated to begin in the second half of this year after some delays caused by widespread lockdowns in China. Himax has also kicked off projects jointly with water authorities, utility companies, meter OEM/ODMs and/or IoT network providers from China, Japan, Europe, and India over the past few quarters. Himax’s power efficient AMR solution can operate with a battery pack for over 5 years and is easy to install over the existing conventional water meters for real-time water consumption readout and detection of abnormalities such as water leakage.

The Company is also seeing expanding adoption of its tinyML based, end-point AI solution in new areas such as shared bike parking, capsule endoscope and more broadly in areas of automotive, smart office, smart home, agriculture and environmental conservation. In smart office, Himax has several projects ongoing with office automation ODMs where its ultralow power AI solution is used for meeting room human presence detection and people counting with an aim to save energy for lighting and temperature control. For environmental conservation, Himax is collaborating with Seeed Studio, Edge Impulse and hackster.io, jointly organizing the event of "IoT Into the Wild Contest for Sustainable Planet 2022", aiming to cluster AI experts around the world to tackle different real-world environmental challenges. Himax is excited by the traction this relatively new AI product line has generated and expect to see increasing sales contribution through 2022 and beyond.

Optical product line-up/ Metaverse

On Himax’s optical related product lines covering WLO, LCoS and 3D Sensing. Himax continues to work on strengthening its optical-related technologies, at the same time better positioning itself to capture the vast opportunity presented by the future of the metaverse. Equipped with exceptional know-how and years of proven track record of mass production, Himax is playing a key role in enabling next generation metaverse related applications. Currently the Company has multiple intensive collaborations ongoing with world-leading tech giants who are aggressively investing in this emerging field with a lot of potential.

First on LCoS microdisplay. Himax continues to have steady joint-collaboration with leading tech names and OEMs for their next generation products in AR glasses where Himax offers leading edge front-lit LCoS microdisplay that features light-weight, small form factor, and full color with unique characteristics of high illumination and low power consumption, which are critical for the success of future AR glasses. Himax has received promising feedback thus far and will report more progress in due course. Moving on to the update for 3D gesture control for human interface sensing. Himax's WLO technology is deployed into 3D camera to empower 3D perception sensing for precise gesture control, a technology that can be applied to current AR/VR goggles for controller-free gesture recognition. Last for an update on 3D scanning and reconstruction project. The Company’s 3D sensing technology is deployed for customer’s 3D scanning device for the purpose of generating real time digital twins, avatar and 3D environment surroundings. The collaboration is still underway, and it expects to begin engineering build from the end of 2022.

While the opportunity in optical and metaverse related products is vast, it is still very much in the early innings. Himax is optimistic about its potential though and continues to work to position its strong optical product portfolio for future growth in the years to come.

For non-driver IC business, the Company expects revenue to decline double digit sequentially in the third quarter.

Third Quarter 2022 Guidance

Net Revenue:	To Decrease 35% to 39% sequentially
Non-IFRS Gross Margin:	To be around 35.5% to 37.5%, depending on final product mix
Non-IFRS Profit:	To be 11.6 cents to 15.6 cents per diluted ADS
IFRS Profit:	To be 0.2 cents to 4.2 cents per diluted ADS

Similar to Himax’s usual practice, the Company will grant employees’ annual bonus, including RSUs and cash awards, on or around September 30 this year. The third quarter guidance for IFRS profit per diluted ADS has taken into account the expected 2022 annual bonus, which, subject to Board approval, is now assumed to be around $40 million, out of which $17.6 million, or 8.0 cents per diluted ADS, will be vested and expensed immediately on the grant date. As a reminder, the total annual bonus amount and the immediately vested portion are Company’s current best estimates only and the actual amounts could vary materially depending on, among other things, its Q4 profit and the final Board decision for the total bonus amount and its vesting scheme. As is the case for previous years, Himax expects the annual bonus grant in 2022 to lead to higher third quarter IFRS operating expenses compared to the other quarters of the year. In comparison, the 2021 annual bonus totaled $74.7 million, out of which $24.8 million was vested immediately.

As a side note regarding a proposed resolution regarding the company’s LTIP (Long-term Incentive Plan) at this year’s annual general meeting to be held on August 16, 2022, Himax would like to clarify that the proposal is to extend the duration of company’s existing LTIP for another 3 years, rather than to initiate a new plan. The Company grants an annual bonus, including cash and RSU, to employees on or around September 30 every year to award them for their devotion to the company. The existing LTIP, which was initiated in 2011 for a duration of 5 years and thereafter extended a couple of times at annual general meetings in the past few years, will expire again on September 6, 2022. Therefore, unless the plan is extended again this year or a new plan is initiated, for this year’s annual bonus, the Company will be able to grant only cash to employees at the end of September and lose RSU as the other means of compensation. Himax believes RSU is an important incentive for employees to focus on long term success of the company. As of the end of June this year, among the total number of 20,000,000 authorized ordinary shares of the existing LTIP, 49% have already been granted with the remaining 51% still valid to award Himax’s employees if the plan is extended.

HIMAX TECHNOLOGIES SECOND QUARTER 2022 EARNINGS CONFERENCE CALL
DATE:	Thursday, Aug 11, 2022
TIME:	U.S. 8:00 a.m. EDT
Taiwan 8:00 p.m.
WEBCAST:	https://edge.media-server.com/mmc/p/r5og5y58
PHONE REGISTRATION:
https://register.vevent.com/register/BIa86dc40e32ca474485de6315315fbb69

If you choose to attend by phone, you need to register first to obtain dial-in numbers for the call. Once registered you will be emailed the dial-ins along with an option to receive a call back at the start of the earnings call. Each registrant will receive a unique personal PIN. A replay of the call will be available beginning two hours after the call. The conference webcast link is https://edge.media-server.com/mmc/p/r5og5y58. This call is being webcast by Nasdaq and can be accessed by clicking on this link or Himax’s website, where the webcast can be accessed through August 11, 2023.

Non-IFRS Financial Measures

Himax provides investors with gross profit, gross margin, operating income, operating margin, profit attributable to stockholders and diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders on a non-IFRS basis to review and assess the Company's operating performance, which is not required by, or presented in accordance with, IFRS. The presentation of these non-IFRS financial measures are not intended to be considered in isolation or as a substitute for financial information prepared and presented in accordance with IFRS.

Himax believes that providing certain of these measures allow investors to identify underlying trends in the Company’s business and enhance the overall understanding of the Company’s past performance and future prospects with respect to key metrics used by the Company in its financial and operational decision-making. However, the use of the non-IFRS measure has limitations as an analytical tool, and investors should not consider them in isolation from, or as substitute for analysis of, the Company’s results of operations or financial condition as reported under IFRS. Further, non-IFRS financial measures may differ from the non-IFRS information used by other companies, including peer companies, and therefore its comparability may be limited.

Reconciliations between IFRS and Non-IFRS financial data are attached to this press release.

About Himax Technologies, Inc.

Himax Technologies, Inc. (NASDAQ: HIMX) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, automotive, digital cameras, car navigation, virtual reality (VR) devices and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, in-cell Touch and Display Driver Integration (TDDI) single-chip solutions, OLED ICs, LED driver ICs, power management ICs and LCoS micro-displays for augmented reality (AR) devices and heads-up displays (HUD) for automotive. The Company also offers CMOS image sensors, wafer level optics for AR devices, 3D sensing and ultralow power AI Image Sensing, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security, medical device, home appliance, AIoT, etc. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs around 2,100 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan, Israel, and the US. Himax has 3,004 patents granted and 435 patents pending approval worldwide as of June 30, 2022. Himax has retained its position as the leading display imaging processing semiconductor solution provider to consumer electronics brands worldwide.

Forward Looking Statements

Factors that could cause actual events or results to differ materially from those described in this conference call include, but are not limited to, the effect of the Covid-19 pandemic on the Company’s business; general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortage in supply of key components; changes in environmental laws and regulations; changes in export license regulated by Export Administration Regulations (EAR); exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2021 filed with the SEC, as may be amended.

Company Contacts:

Eric Li, Chief IR/PR Officer
Himax Technologies, Inc.
Tel: +886-6-505-0880
Fax: +886-2-2314-0877
Email: hx_ir@himax.com.tw
www.himax.com.tw

Karen Tiao, Investor Relations
Himax Technologies, Inc.
Tel: +886-2-2370-3999
Fax: +886-2-2314-0877
Email: hx_ir@himax.com.tw
www.himax.com.tw

Mark Schwalenberg, Director
Investor Relations - US Representative
MZ North America
Tel: +1-312-261-6430
Email: HIMX@mzgroup.us
www.mzgroup.us

-Financial Tables-

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Profit or Loss
(These interim financials do not fully comply with IFRS because they omit all interim disclosure required by IFRS)
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)

	Three Months Ended June 30,		3 Months Ended March 31,
	2022	2021	2022

Revenues
Revenues from third parties, net	$312,564	$365,257	$412,729
Revenues from related parties, net	42	4	83
	312,606	365,261	412,812

Costs and expenses:
Cost of revenues	176,245	191,665	218,921
Research and development	40,355	28,924	39,295
General and administrative	6,678	6,398	6,620
Sales and marketing	5,566	4,248	5,622
Total costs and expenses	228,844	231,235	270,458

Operating income	83,762	134,026	142,354

Non operating income (loss):
Interest income	1,055	220	381
Changes in fair value of financial assets at fair value through profit or loss	407	(21)	21
Foreign currency exchange gains (losses), net	1,672	(559)	3,096
Finance costs	(328)	(260)	(280)
Share of losses of associates	(202)	(184)	(207)
Other income	79	50	16
	2,683	(754)	3,027
Profit before income taxes	86,445	133,272	145,381
Income tax expense	16,271	24,954	30,094
Profit for the period	70,174	108,318	115,287
Loss attributable to noncontrolling interests	461	573	585
Profit attributable to Himax Technologies, Inc. stockholders	$70,635	$108,891	$115,872

Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.404	$0.623	$0.663
Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.404	$0.623	$0.663

Basic Weighted Average Outstanding ADS	174,694	174,667	174,694
Diluted Weighted Average Outstanding ADS	174,823	174,729	174,824

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Profit or Loss
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)

	Six Months Ended June 30,
	2022	2021

Revenues
Revenues from third parties, net	$725,293	$674,240
Revenues from related parties, net	125	24
	725,418	674,264

Costs and expenses:
Cost of revenues	395,166	376,387
Research and development	79,650	58,447
General and administrative	13,298	12,170
Sales and marketing	11,188	8,434
Total costs and expenses	499,302	455,438

Operating income	226,116	218,826

Non operating income (loss):
Interest income	1,436	415
Changes in fair value of financial assets at fair value through profit or loss	428	(54)
Foreign currency exchange gains (losses), net	4,768	(4)
Finance costs	(608)	(520)
Share of losses of associates	(409)	(458)
Other income	95	61
	5,710	(560)
Profit before income taxes	231,826	218,266
Income tax expense	46,365	43,653
Profit for the period	185,461	174,613
Loss attributable to noncontrolling interests	1,046	1,174
Profit attributable to Himax Technologies, Inc. stockholders	$186,507	$175,787

Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders	$1.068	$1.007
Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders	$1.067	$1.006

Basic Weighted Average Outstanding ADS	174,694	174,542
Diluted Weighted Average Outstanding ADS	174,825	174,802

Himax Technologies, Inc.
Unaudited Supplemental Financial Information
(Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of profit or loss categories is summarized as follows:
	Three Months Ended June 30,		Three Months Ended March 31,
	2022	2021	2022
Share-based compensation
Cost of revenues	$7	$-	$7
Research and development	501	-	467
General and administrative	159	-	98
Sales and marketing	62	-	39
Income tax benefit	(126)	-	(122)
Total	$603	$-	$489

The amount of acquisition-related charges included in applicable statements of profit or loss categories is summarized as follows:

Acquisition-related charges
Research and development	$277	$276	$276
Income tax benefit	(65)	(64)	(64)
Total	$212	$212	$212

The amount of cash award included in applicable statements of profit or loss categories is summarized as follows:

Cash award
Cost of revenues	$77	$-	$77
Research and development	5,067	-	5,068
General and administrative	584	-	583
Sales and marketing	979	-	978
Income tax benefit	(1,393)	-	(1,368)
Total	$5,314	$-	$5,338

Himax Technologies, Inc.
Unaudited Supplemental Financial Information
(Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of profit or loss categories is summarized as follows:	Six Months Ended June 30,
	2022	2021
Share-based compensation
Cost of revenues	$14	$-
Research and development	968	-
General and administrative	257	-
Sales and marketing	101	-
Income tax benefit	(248)	-
Total	$1,092	$-

The amount of acquisition-related charges included in applicable statements of profit or loss categories is summarized as follows:

Acquisition-related charges
Research and development	$553	$553
Income tax benefit	(129)	(129)
Total	$424	$424

The amount of cash award included in applicable statements of profit or loss categories is summarized as follows:

Cash award
Cost of revenues	$154	$-
Research and development	10,135	-
General and administrative	1,167	-
Sales and marketing	1,957	-
Income tax benefit	(2,761)	-
Total	$10,652	$-

Himax Technologies, Inc.
IFRS Unaudited Condensed Consolidated Statements of Financial Position
(Amounts in Thousands of U.S. Dollars)

	June 30, 2022	June 30, 2021	March 31, 2022
Assets
Current assets:
Cash and cash equivalents	$452,902	$251,725	$378,013
Financial assets at amortized cost	8,539	13,542	23,987
Financial assets at fair value through profit or loss	192	5,144	45,062
Accounts receivable, net (including related parties)	371,033	329,023	442,220
Inventories	337,312	134,243	253,055
Income taxes receivable	39	91	56
Restricted deposit	151,400	112,100	151,400
Other receivable from related parties	1,381	1,209	1,214
Other current assets	91,744	28,962	86,371
Total current assets	1,414,542	876,039	1,381,378
Financial assets at fair value through profit or loss	14,037	13,902	13,679
Financial assets at fair value through other comprehensive income	373	557	397
Equity method investments	3,994	4,205	3,982
Property, plant and equipment, net	128,839	137,031	131,639
Deferred tax assets	6,622	8,043	7,007
Goodwill	28,138	28,138	28,138
Other intangible assets, net	5,948	7,147	6,353
Restricted deposit	34	35	35
Refundable deposits	174,779	79,154	181,129
Other non-current assets	13,524	437	15,456
	376,288	278,649	387,815
Total assets	$1,790,830	$1,154,688	$1,769,193
Liabilities and Equity
Current liabilities:
Current portion of long-term unsecured borrowings	$6,000	$6,000	$6,000
Short-term secured borrowings	151,400	104,000	151,400
Accounts payable (including related parties)	243,304	210,488	255,708
Income taxes payable	71,112	39,587	123,295
Other payable to related parties	2,167	2,804	2,041
Contract liabilities-current	36,152	6,567	39,154
Other current liabilities	286,606	88,506	69,907
Total current liabilities	796,741	457,952	647,505
Long-term unsecured borrowings	43,500	49,500	45,000
Deferred tax liabilities	830	1,011	894
Contract liabilities-non-current	12,356	-	12,056
Other non-current liabilities	96,271	32,561	74,968
	152,957	83,072	132,918
Total liabilities	949,698	541,024	780,423
Equity
Ordinary shares	107,010	107,010	107,010
Additional paid-in capital	111,370	108,180	110,347
Treasury shares	(5,761)	(5,788)	(5,761)
Accumulated other comprehensive income	(1,453)	(545)	(777)
Retained earnings	628,830	400,980	776,172
Equity attributable to owners of Himax Technologies, Inc.	839,996	609,837	986,991
Noncontrolling interests	1,136	3,827	1,779
Total equity	841,132	613,664	988,770
Total liabilities and equity	$1,790,830	$1,154,688	$1,769,193

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Three Months Ended June 30,		Three Months Ended March 31,
	2022	2021	2022

Cash flows from operating activities:
Profit for the period	$70,174	$108,318	$115,287
Adjustments for:
Depreciation and amortization	5,411	5,449	5,376
Share-based compensation expenses	729	-	611
Changes in fair value of financial assets at fair value through profit or loss	(407)	21	(21)
Interest income	(1,055)	(220)	(381)
Finance costs	328	260	280
Income tax expense	16,271	24,954	30,094
Share of losses of associates	202	184	207
Inventories write downs	4,577	1,646	1,248
Unrealized foreign currency exchange losses (gains)	(1,988)	544	(2,632)
	94,242	141,156	150,069
Changes in:
Accounts receivable (including related parties)	71,217	(39,927)	(32,039)
Inventories	(88,834)	(20,944)	(55,703)
Other receivable from related parties	(168)	6	3
Other current assets	4,157	(2,219)	465
Accounts payable (including related parties)	(12,404)	17,895	7,283
Other payable to related parties	126	307	400
Contract liabilities	(2,702)	(127)	3,326
Other current liabilities	1,619	633	(1,409)
Other non-current liabilities	5,805	(1,187)	3
Cash generated from operating activities	73,058	95,593	72,398
Interest received	1,171	317	115
Interest paid	(328)	(260)	(280)
Income tax paid	(64,785)	(10,453)	(233)
Net cash provided by operating activities	9,116	85,197	72,000

Cash flows from investing activities:
Acquisitions of property, plant and equipment	(2,497)	(1,398)	(3,586)
Acquisitions of intangible assets	(26)	(144)	(143)
Acquisitions of financial assets at amortized cost	(1,134)	(2,658)	(6,125)
Proceeds from disposal of financial assets at amortized cost	16,157	1,025	8,165
Acquisitions of financial assets at fair value through profit or loss	(27,543)	(13,007)	(45,571)
Proceeds from disposal of financial assets at fair value through profit or loss	70,316	14,797	1,697
Increase in refundable deposits	-	(59,563)	-
Releases of restricted deposit	-	2,700	2,700
Net cash provided by (used in) investing activities	55,273	(58,248)	(42,863)

Cash flows from financing activities:
Payments of cash dividends	-	(20)	-
Purchases of subsidiary shares from noncontrolling interests	(301)	-	-
Repayments of long-term unsecured borrowings	(1,500)	(1,500)	(1,500)
Proceeds from short-term secured borrowings	51,400	60,000	134,400
Repayments of short-term secured borrowings	(51,400)	(60,000)	(134,400)
Payment of lease liabilities	(1,206)	(1,236)	(1,229)
Guarantee deposits received	14,181	-	15,614
Proceeds from exercise of employee stock options	-	35	-
Net cash provided by (used in) financing activities	11,174	(2,721)	12,885
Effect of foreign currency exchange rate changes on cash and cash equivalents	(674)	119	(33)
Net increase in cash and cash equivalents	74,889	24,347	41,989
Cash and cash equivalents at beginning of period	378,013	227,378	336,024
Cash and cash equivalents at end of period	$452,902	$251,725	$378,013

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Six Months Ended June 30,
	2022	2021

Cash flows from operating activities:
Profit for the period	$185,461	$174,613
Adjustments for:
Depreciation and amortization	10,787	10,721
Share-based compensation expenses	1,340	-
Changes in fair value of financial assets at fair value through profit or loss	(428)	54
Interest income	(1,436)	(415)
Finance costs	608	520
Income tax expense	46,365	43,653
Share of losses of associates	409	458
Inventories write downs	5,825	4,121
Unrealized foreign currency exchange gains	(4,620)	(181)
	244,311	233,544
Changes in:
Accounts receivable (including related parties)	39,178	(85,397)
Inventories	(144,537)	(29,657)
Other receivable from related parties	(165)	(9)
Other current assets	4,622	(5,095)
Accounts payable (including related parties)	(5,121)	37,017
Other payable to related parties	526	232
Contract liabilities	624	(55)
Other current liabilities	210	314
Other non-current liabilities	5,808	5,493
Cash generated from operating activities	145,456	156,387
Interest received	1,286	407
Interest paid	(608)	(530)
Income tax paid	(65,018)	(10,747)
Net cash provided by operating activities	81,116	145,517

Cash flows from investing activities:
Acquisitions of property, plant and equipment	(6,083)	(3,414)
Acquisitions of intangible assets	(169)	(144)
Acquisitions of financial assets at amortized cost	(7,259)	(6,637)
Proceeds from disposal of financial assets at amortized cost	24,322	1,702
Acquisitions of financial assets at fair value through profit or loss	(73,114)	(16,553)
Proceeds from disposal of financial assets at fair value through profit or loss	72,013	19,544
Proceeds from capital reduction of investment	-	151
Acquisitions of equity method investments	-	(598)
Increase in refundable deposits	-	(60,760)
Releases (pledges) of restricted deposit	2,700	(7,994)
Net cash provided by (used in) investing activities	12,410	(74,703)

Cash flows from financing activities:
Payments of cash dividends	-	(20)
Purchases of subsidiary shares from noncontrolling interests	(301)	-
Proceeds from short-term unsecured borrowings	-	10,000
Repayments of short-term unsecured borrowings	-	(10,000)
Repayments of long-term unsecured borrowings	(3,000)	(3,000)
Proceeds from short-term secured borrowings	185,800	157,000
Repayments of short-term secured borrowings	(185,800)	(157,000)
Payment of lease liabilities	(2,435)	(2,206)
Guarantee deposits received	29,795	-
Proceeds from exercise of employee stock options	-	1,152
Net cash provided by (used in) financing activities	24,059	(4,074)
Effect of foreign currency exchange rate changes on cash and cash equivalents	(707)	47
Net increase in cash and cash equivalents	116,878	66,787
Cash and cash equivalents at beginning of period	336,024	184,938
Cash and cash equivalents at end of period	$452,902	$251,725

Himax Technologies, Inc.
Non-IFRS Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-Based Compensation, Acquisition-Related Charges and Cash Award:
	Three Months Ended June 30,		Three Months Ended March 31,
	2022	2021	2022
Revenues	$312,606	$365,261	$412,812
Gross profit	136,361	173,596	193,891
Add: Share-based compensation – cost of revenues	7	-	7
Add: Cash award – cost of revenues	77	-	77
Gross profit excluding share-based compensation and cash award	136,445	173,596	193,975
Gross margin excluding share-based compensation and cash award	43.6%	47.5%	47.0%
Operating income	83,762	134,026	142,354
Add: Share-based compensation	729	-	611
Add: Acquisition-related charges –intangible assets amortization	277	276	276
Add: Cash award	6,707	-	6,706
Operating income excluding share-based compensation, acquisition-related charges and cash award	91,475	134,302	149,947
Operating margin excluding share-based compensation, acquisition-related charges and cash award	29.3%	36.8%	36.3%
Profit attributable to Himax Technologies, Inc. stockholders	70,635	108,891	115,872
Add: Share-based compensation, net of tax	603	-	489
Add: Acquisition-related charges, net of tax	212	212	212
Add: Cash award, net of tax	5,314	-	5,338
Profit attributable to Himax Technologies, Inc. stockholders excluding share-based compensation, acquisition-related charges and cash award	76,764	109,103	121,911
Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation, acquisition-related charges and cash award	24.6%	29.9%	29.5%

*Gross margin excluding share-based compensation and cash award equals gross profit excluding share-based compensation and cash award divided by revenues
*Operating margin excluding share-based compensation, acquisition-related charges and cash award equals operating income excluding share-based compensation, acquisition-related charges and cash award divided by revenues
*Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation, acquisition-related charges and cash award equals profit attributable to Himax Technologies, Inc. stockholders excluding share-based compensation, acquisition-related charges and cash award divided by revenues

Himax Technologies, Inc.
Non-IFRS Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-Based Compensation, Acquisition-Related Charges and Cash Award:

	Six Months Ended June 30,
	2022	2021
Revenues	$725,418	$674,264
Gross profit	330,252	297,877
Add: Share-based compensation – cost of revenues	14	-
Add: Cash award – cost of revenues	154	-
Gross profit excluding share-based compensation and cash award	330,420	297,877
Gross margin excluding share-based compensation and cash award	45.5%	44.2%
Operating income	226,116	218,826
Add: Share-based compensation	1,340	-
Add: Acquisition-related charges –intangible assets amortization	553	553
Add: Cash award	13,413	-
Operating income excluding share-based compensation, acquisition-related charges and cash award	241,422	219,379
Operating margin excluding share-based compensation, acquisition-related charges and cash award	33.3%	32.5%
Profit attributable to Himax Technologies, Inc. stockholders	186,507	175,787
Add: Share-based compensation, net of tax	1,092	-
Add: Acquisition-related charges, net of tax	424	424
Add: Cash award, net of tax	10,652	-
Profit attributable to Himax Technologies, Inc. stockholders excluding share-based compensation, acquisition-related charges and cash award	198,675	176,211
Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation, acquisition-related charges and cash award	27.4%	26.1%

*Gross margin excluding share-based compensation and cash award equals gross profit excluding share-based compensation and cash award divided by revenues
*Operating margin excluding share-based compensation, acquisition-related charges and cash award equals operating income excluding share-based compensation, acquisition-related charges and cash award divided by revenues

*Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation, acquisition-related charges and cash award equals profit attributable to Himax Technologies, Inc. stockholders excluding share-based compensation, acquisition-related charges and cash award divided by revenues

Diluted Earnings Per ADS Attributable to Himax Technologies, Inc. Stockholders Excluding Share-based Compensation, Acquisition-Related Charges and Cash Award: (Amounts in U.S. Dollars)

	Three Months Ended June 30,	Six Months Ended June 30,
	2022	2022
Diluted IFRS earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.404	$1.067
Add: Share-based compensation per ADS	$0.003	$0.006
Add: Acquisition-related charges per ADS	$0.001	$0.002
Add: Cash award per ADS	$0.030	$0.061

Diluted non-IFRS earnings per ADS attributable to Himax Technologies, Inc. stockholders excluding share-based compensation, acquisition-related charges and cash award	$0.439	$1.136

Numbers do not add up due to rounding